SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV REACHES AN AGREEMENT TO ACQUIRE ASSETS IN PERU: TRANSACTION DESIGNED TO STRENGHTEN ITS BEER BUSINESS

São Paulo, October 14, 2003 - Companhia de Bebidas das Américas - AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, announces today that it reached an agreement for the acquisition of some of Embotelladora Rivera’s assets in Peru.

Through this transaction, which will grant AmBev PepsiCo’s franchise agreement for Northern Peru and Lima, the company will purchase from Embotelladora Rivera two plants in Peru, which combined have an estimated production capacity of 6.3 million hectoliters per year and sales and distribution assets (e.g. bottles, crates and freezers) in Lima.

This transaction was designed to maximize production, logistics and general & administrative synergies between the beer and the carbonated soft drinks (CSD) businesses. By acquiring Embotelladora Rivera’s production assets, AmBev will be able to reap the benefits of scale (e.g. sharing of sites, logistics, dilution of fixed costs, etc).

The acquisition of Embotelladora Rivera’s sales and distribution assets in Lima is the result of AmBev’s overall strategy to pursue direct distribution in key regions. In Northern Peru, sales and distribution of beer and CSD will be carried out by Embotelladora Rivera and, given the company’s extensive distribution network covering over 140,000 points-of-sale, AmBev will be able to significantly reduce its time-to-market in the beer business. Moreover, AmBev firmly believes that this structure should allow the company to fully exploit Rivera’s distribution expertise in the Peruvian market, yielding very favorable and rapid results in the launch of its beer operations.

The acquisition of these assets is also expected to translate into important future synergies (savings) in the development of AmBev’s original beer business plan for the Peruvian market. The company will provide additional information, including the purchase price of these assets, once the transaction is fully concluded.

Additional Information - AmBev estimates the Peruvian CSD market at around 11 million hectoliters in 2002. Embotelladora Rivera currently commercializes PepsiCo’s main soft drinks portfolio (Pepsi Cola, Seven Up and Mirinda), as well as local brands (Concordia, Triple Kola and San Carlos). Its market share in Northern Peru and Lima were estimated at 55% and 16%, respectively, in 2002, according to AmBev. Northern Peru and Lima account for approximately 82% of the CSD business and 80% of the beer business in Peru, also according to AmBev estimates.

For additional information, please contact the Investor Relations Department:

Tobias Stingelin	Fernando Vichi
(5511) 2122-1415	(5511) 2122-1414
acts@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 3, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.